Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
212-735-3000

July 12, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attn: Todd K. Schiffman, Assistant Director

RE:	COWEN GROUP, INC. AMENDMENT NO. 5 TO REGISTRATION STATEMENT ON FORM S-1 FILED JULY 12, 2006 COMMISSION FILE NO. 333-132602

Dear Mr. Schiffman:

        On behalf of Cowen Group, Inc., a Delaware corporation (the "Company"), enclosed is a copy of Amendment No. 5 to the above-referenced registration statement (the "Registration Statement"), as filed with the United States Securities and Exchange Commission (the "Commission") on the date hereof, marked to show changes from Amendment No. 4 to the Registration Statement filed with the Commission on July 6, 2006.

        The changes reflected in Amendment No. 5 include those changes made by the Company in response to the comments of the staff of the Division of Corporation Finance of the Commission (the "Staff") set forth in your letter dated July 11, 2006 (the "Comment Letter") in connection with the Registration Statement. Amendment No. 5 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

        For your convenience, each of the Staff's comments is reproduced below in italics under the Staff's topic headings followed in each case by the related Company response. Page references contained in the response are to the form of prospectus contained in Amendment No. 5.

General

  1.
  We note your response to comment 1 of our letter to you dated June 30, 2006. Please revise your disclosure or amend your agreement with Mr. Fennebresque, to state that he will be awarded 6.5 percent as of the date of the IPO not as of the date the stock vests.

    Company Response:

    In response to the Staff's comment, the Company amended its employment agreement with Mr. Fennebresque to remove the reference to "IPO Date." A revised employment agreement is attached to the Registration Statement as Exhibit 10.3.

Overview, page 1

  2.
  We note your response to comment 4 of our letter to you dated June 30, 2006. Please revise as follows:

  •
  as we requested, please disclose, in the third paragraph, the aggregate range of the amount of benefits that Societe Generale will receive in connection with the offering and separation;

  •
  quantify the value of the "other benefits" to which you refer in the fifth line;

    •
    as we requested, please disclose the effects, both immediate and prospective, on your financial condition and results of operations including, on the bottom of page 1, the aggregate increase in expenses, decreases in revenues increases in taxes;

    •
    quantify, in the first full sentence on page 2, the aggregate amount of the expense for the "initial equity awards" including the expense in 2007 and 2008;

    •
    state, in the second full paragraph, the aggregate amount of stock that you plan to issue as compensation each year; and

    •
    clarify that any award "will," rather than "may" increase the percentage of stock owned by employees.

    Company Response:

    In response to the first bullet point, the Company has revised the disclosure on page 1 to include the aggregate estimated non-cash benefits, as well as the specific values of the individual cash and non-cash item values. The Company advises the Staff that the certain tax benefits that Société Générale may receive as a result of the separation are not presently determinable because the benefits depend on whether the Company receives a tax benefit as a result of the separation, which is not known at this time.

    In response to the second bullet point, the Company has revised the disclosure on page 1.

    In response to the third bullet point, the Company has revised the disclosure on page 2 as discussed with the Staff on July 11, 2006.

    In response to the fourth bullet point, the Company has revised the disclosure on page 2.

    In response to the fifth bullet point, as discussed with the Staff on July 11, 2006, the Company further advises the Staff that at this time the Company does not know the aggregate amount of stock that it plans to issue as compensation in future years. Following the offering, the Company expects to develop a plan to include stock-based compensation as part of its employees annual compensation, and will present such plan to its Board of Directors for approval prior to implementation.

    In response to the sixth bullet point, the Company has revised the disclosure on page 2.

Growth Strategy, page 4

  3.
  Please revise the first paragraph to reflect the information on page 43 concerning your reduction in assets by $234 million, the "need to take a selective approach to entering new businesses," and your potential need to sell stock or issue debt to support your growth of fund losses.

    Company Response:

    In response to the Staff's comment, the Company has added disclosure to the end of the "Growth Strategy" section on pages 5 and 6 as discussed with the Staff on July 11, 2006.

Benefits to Our Executive Officers and Other Senior Employees, page 9

  4.
  We note your response to comment 6 of our letter to you dated June 30, 2006. As we requested, please disclose, at the outset of this section, the range of aggregate value of all benefits.

    Company Response:

    In response to the Staff's comment, the Company has added disclosure at the outset of the "Benefits to Our Executive Officers and Other Senior Employees" section on page 9.

Benefits to Societe Generale—page 9

  5.
  Please revise the disclosure to reflect the net proceeds from the offering in consideration of costs to be paid by SG Americas Securities Holdings. In addition, revise the related total amount of estimated cash benefits that Societe Generale and its affiliates will receive.

    Company Response:

    In response to the Staff's comment, the Company has revised the disclosure on page 9 and elsewhere throughout the prospectus to reflect the net proceeds from the offering and estimated cash benefits to Société Générale.

Recent Developments—page 10

  6.
  To the extent that second quarter 2006 results of operations and cash flows might be material to investors, please provide a capsule discussion of significant second quarter matters.

    Company Response:

    The Company has reviewed the disclosure in the "Recent Developments" section on page 10 and does not believe that any further disclosure is warranted at this time.

Risk Factors, page 14

  7.
  Please revise the risk factor, on page 17, relating to losses to include a discussion of your recent profits of $13 million in 2005 and your decrease in revenues, increase in expenses, and increase in tax rate.

    Company Response:

    In response to the Staff's comment, the Company has revised the disclosure on page 17.

  8.
  Please revise the risk factor, on page 17, relating to the need for capital commitments to include a discussion of the risks associated with your substantial reduction in capital.

    Company Response:

    In response to the Staff's comment, the Company has revised the disclosure on pages 17 and 18.

  9.
  We note the risk factor that you added, on page 27, relating to the stock ownership of your directors officers and employees. Please revise as follows:

  •
  revise the percentage of beneficial ownership to indicate the range from 20 to 25 percent; and

  •
  state that this percentage will increase each year because you plan to issue additional stock to them as part of their compensation.

    Company Response:

    In response to the Staff's comment, the Company has revised the disclosure on page 27.

Capitalization—page 30

  10.
  Please revise the capitalization table presentation as follows:

  •
  delete the second sentence of note 1 and disclose that the 2,100,000 shares of restricted stock that will be issued to certain of the company's senior employees are unvested;

  •
  state that under generally accepted accounting principles (GAAP) these shares of unvested common stock are not included in basic shares outstanding until they vest and the restrictions lapse; and

  •
  disclose that the restricted shares are treated as potential common shares in computing diluted earnings per share, when the effect is dilutive.

    Company Response:

    In response to the Staff's comment, the Company has revised footnote 1 to the Capitalization Table on page 30.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Overview, page 41

  11.
  Please delete or revise your claim, on page 42 and elsewhere, that you intend to maintain your expense relating to compensation and benefits to a range of 58 to 60 percent of total revenues. Adjust the range to include all compensation expenses including the expenses relating to the restricted stock and options that you are granting.

    Company Response:

    In response to the Staff's comment, the Company has modified the disclosure on page 42 and elsewhere throughout the prospectus to more clearly reflect that compensation and benefits expense in all years through 2011 will include expense related to the initial equity granted to its senior employees and that the total compensation and benefits expense will therefore be greater than 58% to 60%.

  12.
  We note your response to comment 6 of our letter to you dated June 30, 2006. As we have requested, please revise the second paragraph on page 43 to quantify in the aggregate and list individually using bullet points the various costs of the separation, transition to a public company and other expenses and costs including the change in taxes for 2006 and for each subsequent year until the stock vests.

    Company Response:

    In response to the Staff's comment, the Company has revised the disclosure on page 43 as discussed with the Staff on July 11, 2006.

Auditor Engagement Letter, page 49

  13.
  We note your response to comment 12 of our letter to you dated June 30, 2006. Please provide analysis and more descriptive detail regarding the terms of the engagement including, but not limited to, the following:

  •
  disclose the forum for the arbitration, the basic differences in procedure, the differences in remedies and whether there is any procedure for appeal;

  •
  explain, in easily understandable terms, the circumstances under which you are permitted to bring a claim in court;

  •
  clarify whether the agreement limits your right to seek punitive damages or whether it prohibits you from seeking such damages;

  •
  explain the extent to which shareholders, including those bring shareholder derivative actions, will be bound by this agreement; and

  •
  disclose the extent to which this agreement is standard among public companies and, if not, explain why you entered into it.

    Please provide us with a copy of this letter.

    Company Response:

    In response to the Staff's comment, the Company has revised the disclosure on page 50. In addition, the Company has reviewed various engagement letters related to past engagements with our auditors (Ernst & Young LLP) and the Company notes that the material terms related to alternative dispute resolution and restrictions on damages have been included in such letters in the past. Ernst & Young LLP has also advised us that the form of the engagement letter the Company executed is substantially similar to the form used by our auditors for its public company clients, though references to governing or professional regulatory bodies are different. The Company also notes that it is not privy to engagement letters signed by other companies and therefore does not feel that it can accurately comment on whether or not this form of agreement is standard among public companies.

Acknowledgment

        The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure of the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * * * * *

        We thank you for your prompt attention to this letter responding to the Staff's Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-2694.

Very truly yours,

/s/ PHYLLIS G. KORFF Phyllis G. Korff